                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)*

                              The Brazil Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share

--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    105759104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Bruno Sangle-Ferriere
                             Carrousel Capital Ltd.
                              203-205 Brampton Road
                                 London SW3 1LA
                                +44 20 7823 7044
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

------------------------------                                                     --------------------------------------------
CUSIP No. 105759104                               SCHEDULE 13D                                  PAGE 2 OF 9 PAGES
-------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING  PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   The Carrousel Fund Ltd.
-------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                                (b)  [ ]
-------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*
                   OO
-------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) or 2(e)
                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
-------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                                  0
                                -----------------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                             478,900
           OWNED BY             -----------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                              0
                                -----------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                                  478,900
-------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                0
-------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

-------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.9%
-------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                   CO; IV(1)
-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!







------------------------
(1) Not registered under the Investment Company Act of 1940.

------------------------------                                                     --------------------------------------------
CUSIP No. 105759104                               SCHEDULE 13D                                  PAGE 3 OF 9 PAGES
-------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING  PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   The Carrousel Fund II Limited
-------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                                (b)  [ ]
-------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*
                   OO
-------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) or 2(e)
                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
-------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                                  0
                                -----------------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                             470,400
           OWNED BY             -----------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                              0

                                -----------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                                  470,400
-------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                0
-------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

-------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.9%
-------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                   CO; IV(1)
-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!







------------------------
(1)Not registered under the Investment Company Act of 1940.

------------------------------                                                     --------------------------------------------
CUSIP No. 105759104                               SCHEDULE 13D                                  PAGE 4 OF 9 PAGES
-------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING  PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Carrousel Capital Ltd.
-------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                                (b)  [ ]
-------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*
                   N/A
-------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM  2(d) or 2(e)
                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   United Kingdom
-------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                                  0
                                -----------------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                             949,485
           OWNED BY             -----------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                              0
                                -----------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                                 949,485
-------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                949,485
-------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

-------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.9%
-------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                   CO; IA(1)
-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!







------------------------
(1)Not registered under the Investment Advisers Act of 1940.

------------------------------                                                     --------------------------------------------
CUSIP No. 105759104                               SCHEDULE 13D                                  PAGE 5 OF 9 PAGES
-------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Bruno Sangle-Ferriere
-------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                                (b)  [ ]
-------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*
                   N/A
-------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEM 2(d) or 2(e)
                                                                                     [ ]
-------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION
                   France
-------------------------------------------------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                                  0
                                -----------------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                             949,485
           OWNED BY             -----------------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                              0
                                -----------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                                  949,485
-------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                949,485
-------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

-------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.9%
-------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*
                   IN
-------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 105759104              SCHEDULE 13D                  PAGE 6 OF 9 PAGES
--------------------------------------------------------------------------------


ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 to the statement on Schedule 13D amends Items 3, 4, 5 and 7 of the statement on Schedule 13D originally filed by: (a) The Carrousel Fund Ltd. ("Carrousel Fund I"), (b) The Carrousel Fund II Limited ("Carrousel Fund II"), (c) Carrousel Capital Ltd. ("Carrousel"), and (d) Bruno Sangle-Ferriere ("Sangle-Ferriere" and, collectively with Carrousel Fund I, Carrousel Fund II and Carrousel Capital, the "Reporting Persons") with the Securities and Exchange Commission on September 16, 2005, which relates to the shares of common stock, $0.01 par value per share, of The Brazil Fund, Inc., a Maryland corporation (the "Fund"). The principal executive offices of the Fund are located at 345 Park Avenue, New York, New York 10154.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety to read as follows:

         The funds used to purchase the shares of Common Stock described in this statement were derived from Carrousel Fund I's, Carrousel Fund II's and Carrousel's investment capital. The aggregate amount of the funds used to purchase all of the shares purchased by Carrousel Fund I and Carrousel II was $19,664,094 and $20,128,028, respectively.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following:

         On September 25, 2005, the Fund announced that its Board of Directors approved the conversion of the Fund from a closed-end investment company to an open-end investment company, subject to regulatory and shareholder approvals and other applicable requirements. The Fund also requested that Carrousel withdraw its nominations of Francis Rupert Chad Lea, John Le Prevost, James Best and Gordon Muir-Carby for election as directors of the Fund at the Fund's 2005 Annual Meeting. In response, on October 17, 2005, Carrousel sent a letter to the Fund (the "Conversion Letter") indicating that because the approval of the Fund's conversion is subject to regulatory and shareholder approval, Carrousel continues to intend to vote in favor of the 2005 Nomination Letter nominees. The foregoing description of the Conversion Letter is not intended to be complete and is qualified in its entirety by the complete text of the Conversion Letter, which is filed as Exhibit F hereto and is incorporated herein by reference.

         Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a) As of the date hereof, Carrousel and Sangle-Ferriere beneficially own: (i) 185 shares of Common Stock, which represents less than 0.01% of the issued and outstanding Common Stock; (ii) 478,900 shares of Common Stock with Carrousel Fund I, which represents approximately 2.95% of the issued and outstanding Common Stock; and (iii) 470,400 shares of Common Stock with Carrousel Fund II, which represents approximately 2.90% of the issued and outstanding Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 105759104              SCHEDULE 13D                  PAGE 7 OF 9 PAGES
--------------------------------------------------------------------------------

Accordingly, Carrousel and Sangle-Ferriere, as of the date hereof, are the beneficial owners of an aggregate of 949,485 shares of Common Stock, constituting approximately 5.85% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 beneficially owns any shares of Common Stock.

         (b) As of the date hereof, Carrousel and Sangle-Ferriere: (i) have sole voting and dispositive power with respect to 185 shares of Common stock; (ii) share voting and dispositive power with respect to 478,900 shares of Common Stock with Carrousel Fund I; and (iii) share voting and dispositive power with respect to 470,400 shares of Common Stock with Carrousel Fund II. Accordingly, Carrousel and Sangle-Ferriere, as of the date hereof, have voting power and dispositive power over an aggregate of 949,485 shares of Common Stock, constituting approximately 5.85% of the issued and outstanding shares of Common Stock. To the knowledge of each of the Reporting Persons, no other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock. The information contained in Item 2 relating to the persons identified in this Item 5(b) is incorporated by reference.

         (c) Except as described below, no transactions in the shares of Common Stock were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, during the past sixty days.

         During the past 60 days, the following purchases of Common Stock from a broker-dealer have been made by Carrousel Fund I:

DATE OF PURCHASE                         NUMBER OF SHARES OF COMMON STOCK BOUGHT          PRICE PAID/SHARE
--------------------------------------------------------------------------------------------------------------------
August 30, 2005                          242,600                                          $40.16
--------------------------------------------------------------------------------------------------------------------
September 5, 2005                        122,000                                          $42.20
--------------------------------------------------------------------------------------------------------------------
September 8, 2005                        60,000                                           $43.20
--------------------------------------------------------------------------------------------------------------------
September 30, 2005                       1,000                                            $49.40
--------------------------------------------------------------------------------------------------------------------
October 4, 2005                          2,100                                            $50.15
--------------------------------------------------------------------------------------------------------------------
October 4, 2005                          15,200                                           $50.15
--------------------------------------------------------------------------------------------------------------------
October 4, 2005                          3,600                                            $50.23
--------------------------------------------------------------------------------------------------------------------
October 5, 2005                          2,100                                            $47.69
--------------------------------------------------------------------------------------------------------------------
October 5, 2005                          30,000                                           $47.75
--------------------------------------------------------------------------------------------------------------------
October 5, 2005                          300                                              $47.80
--------------------------------------------------------------------------------------------------------------------

         During the past 60 days, the following purchases of Common Stock from a broker-dealer have been made by Carrousel Fund II:

--------------------------------------------------------------------------------
CUSIP No. 105759104              SCHEDULE 13D                  PAGE 8 OF 9 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
DATE OF PURCHASE                         NUMBER OF SHARES OF COMMON STOCK BOUGHT          PRICE PAID/SHARE
--------------------------------------------------------------------------------------------------------------------
August 30, 2005                          243,400                                          $40.16
--------------------------------------------------------------------------------------------------------------------
September 5, 2005                        122,000                                          $42.20
--------------------------------------------------------------------------------------------------------------------
September 8, 2005                        60,000                                           $43.20
--------------------------------------------------------------------------------------------------------------------
October 5, 2005                          45,000                                           $47.75
--------------------------------------------------------------------------------------------------------------------

          (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by adding the following:

Exhibit F. Letter, dated October 17, 2005, from Carrousel Capital Ltd. to The Brazil Fund, Inc.

--------------------------------------------------------------------------------
CUSIP No. 105759104              SCHEDULE 13D                  PAGE 9 OF 9 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 21, 2005




                                        THE CARROUSEL FUND LTD.

                                        By:   /s/ Bruno Sangle-Ferriere
                                             -----------------------------------
                                             Name:     Bruno Sangle-Ferriere
                                             Title:    Attorney-in-fact

                                        THE CARROUSEL FUND II LIMITED

                                        By:   /s/ Bruno Sangle-Ferriere
                                             -----------------------------------
                                             Name:     Bruno Sangle-Ferriere
                                             Title:    Attorney-in-fact

                                        CARROUSEL CAPITAL LTD.

                                        By:   /s/ Bruno Sangle-Ferriere
                                             -----------------------------------
                                             Name:     Bruno Sangle-Ferriere
                                             Title:    Director

                                               /s/ Bruno Sangle-Ferriere
                                             -----------------------------------
                                             Bruno Sangle-Ferriere